May 31, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission 100 F Street, N.E.
Washington D.C. 20549

Attention: Mr. Zafar Hasan

RE:   ALLIED WORLD ASSURANCE HOLDINGS, LTD
      AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
      FILE NO. 333-132507

Dear Mr. Riedler:

            On behalf of Allied World Assurance Holdings, Ltd (the "Company"), attached hereto for filing is Amendment No. 2 to the Company's Registration Statement on Form S-1 (the "Registration Statement"), which has been marked to show the changes made from Amendment No. 1 to the Registration Statement filed on May 5, 2006. Set forth below are the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated May 23, 2006, to Mr. Wesley Dupont, Esq. Page numbers referred to in our responses refer to page numbers in the Amendment No. 2 to the Registration Statement.

Prospectus Summary, p. 1

      1. COMMENT. We noted your response to prior comment 8. However, it does not appear that you have made revisions of the type we requested, other than to the Business Strategy subsection. Accordingly, we are reissuing the comment.

            RESPONSE: The disclosure in the Prospectus Summary has been further revised to comply with the Staff's comment.

      2. COMMENT. We note your response to comment 9. However, the presentation of the risks and weaknesses are not as prominent as the discussion of your strengths and strategy. Please revise to limit the discussion of your strengths and strategy to an identification of the aspects of each or revise the discussion of the risks to provide more detail.

            RESPONSE: The disclosure in the Prospectus Summary has been further revised to comply with the Staff's comment.

Risk Factors, p. 15
A recent complaint filed.... p. 15

      3. COMMENT. Please disclose the amount of damages plaintiff seeks in the case.

            RESPONSE: The disclosure on page 13 has been revised to explain that no specific damages have been claimed in the case.

Critical Accounting Policies, page 43
Reserve for Losses and Loss Expenses, page 43

      4. COMMENT. Refer to your response to comment 28. We note that you include this information on a net basis. Please revise your presentation to include this information on a gross basis. Also where you discuss the impact that a ten point change in the expected loss ratios used in your calculation on page 46, clarify that this is a reasonably likely change and include a discussion of why feel that this is a reasonably likely change.

            RESPONSE. The disclosure on page 45 has been revised to include the requested information on a gross basis. The disclosure on page 47 has been revised to explain why a ten-point change in the expected loss ratio is a reasonably likely change.

      5. COMMENT. In addition to the additional information requested above, please provide the following information regarding your reserves and reserving process:

            a. Please disclose the amount of IBNR included in your reserve for loss and loss adjustment expense for each year presented. In addition please disclose the following:

                  1. Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

                  2. Please describe the nature and frequency of your procedures for determining management's best estimate of loss reserves on both an annual and interim reporting basis.

            RESPONSE: A table has been added to page 43 to present the amount of IBNR included in the reserve for loss and loss expenses for each year presented. The disclosure on page 43 has been revised to explain the process for calculating the IBNR reserve. The disclosure on pages 43-44 has been revised to describe the procedures for determining management's best estimate of loss reserves.

            b. Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.

            RESPONSE: The disclosure on pages 46-47 has been revised to describe how uncertainty is provided for in the recorded loss reserves.

            c. Where you identified the key assumptions that may materially affect the estimate of the reserve for loss and loss adjustment expenses, please disclose the following:

                  1. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

                  2. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1 above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

            RESPONSE: The disclosure on page 47 has been revised to comply with the Staff's comment.

      6. COMMENT. Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

            RESPONSE: The disclosure on pages 89-91 has been revised to comply with the Staff's comment.

Financial Statements - December 31, 2005
General

      7. COMMENT. Please update all of the financial statements included in the filing as required by Rule 3-12 of Regulation S-X.

            RESPONSE: The financial statements have been updated to comply with Rule 3-12 of Regulation S-X.

2.  Significant Accounting Policies, page F-8
h)  Employee Warrant Compensation Plan, page F-11

      8. COMMENT. Refer to your response to comment 40 and 42. Please revise your document to include a discussion of the changes that will be made to these plans at the time of the IPO along with any discussion of the expected accounting impact that these changes will have.

            RESPONSE: Disclosure has been added to pages 49-50 to include a discussion of the changes that will be made to the compensation plans at the time of the IPO along with a discussion of the expected accounting impact.

      Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8116, Cristopher Greer at (212) 728-8214 or Steven A. Seidman of this office at (212) 728-8763.

Very truly yours,

/s/ Matthew A. Lux

Matthew A. Lux

cc:   Allied World Assurance Holdings, Ltd
      The New York Stock Exchange
      Wesley D. Dupont, Esq.
      Steven A. Seidman, Esq.
      Cristopher Greer, Esq.
      Lois A. Herzeca, Esq.



Enclosures